Filed by Host Marriott Corporation pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Starwood Hotels & Resorts

Commission File No.: 333-130249

NEWS RELEASE

6903 Rockledge Drive Suite 1500 Bethesda, MD. 20817

Contact:	Kevin J. Jacobs Vice President 240-744-5212

Gregory J. Larson Senior Vice President 240-744-5120

HOST MARRIOTT CORPORATION ANNOUNCES STOCKHOLDER APPROVAL OF ISSUANCE OF SHARES RELATED TO ACQUISITION OF HOTELS FROM STARWOOD HOTELS & RESORTS

BETHESDA, MD; April 6, 2006 – Host Marriott Corporation (NYSE:HMT) today announced it has received the approval of its stockholders for the issuance of approximately 133.5 million common shares of the Company in accordance with its planned acquisition of 35 hotels from Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”). The proposal was approved overwhelmingly, with over 99 percent of the votes cast being cast in favor of the share issuance.

The Company expects to complete the purchase of 30 of the hotels from Starwood on April 10, 2006, and to complete the purchase of four of the remaining hotels, which are located in Europe, by the previously-announced joint venture between the Company and two partners by no later than May 3, 2006 and to complete the purchase of the final hotel, The Westin Europa & Regina in Venice, Italy, by no later than June 15, 2006.

About Host Marriott

Host Marriott Corporation is a lodging real estate company that currently owns or holds controlling interests in 102 upper upscale and luxury hotel properties primarily operated under premium brands, such as Marriott®, Ritz-Carlton®, Hyatt®, Four Seasons®, Fairmont®, Hilton® and Westin® (*). For further information, please visit the Company’s website at www.hostmarriott.com.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transactions, the Company has filed a proxy statement/prospectus as part of a registration statement on Form S-4 on March 2, 2006 and other documents regarding the proposed transactions with the Securities and Exchange Commission (“SEC”). Investors and security holders are urged to read the proxy statement/prospectus (and all amendments and supplements to it) because it contains important information about the Company, Starwood Hotels & Resorts and the proposed transaction. The definitive proxy statement/prospectus was first mailed to stockholders of Host Marriott Corporation on or about March 6, 2006 seeking their approval of the issuance of shares of Host Marriott Corporation common stock in the transactions contemplated by the master agreement. A supplement to the proxy statement/prospectus was sent to stockholders of the Company on or about March 27, 2006. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (and all amendments and supplements to it) and other documents filed by the Company with the SEC at the SEC’s web site at www.sec.gov. The definitive proxy statement/prospectus (and all amendments and supplements to it) and other relevant documents may also be obtained, when available, free of cost by directing a request to Host Marriott Corporation, 6903 Rockledge Drive, Suite 1500, Bethesda, MD 20817, Attention Investor Relations, (telephone 240-744-1000). Investors and security holders are urged to read the proxy statement/prospectus (and all amendments and supplements to it) and other relevant material before making any voting or investment decisions with respect to the proposed transactions.

The Company and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from the stockholders of Host Marriott Corporation in respect of the proposed transaction. Information about the Company and its directors and executive officers, and their ownership of securities in the Company, is set forth in the proxy statement for Host Marriott Corporation’s 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 11, 2005. Additional information regarding the direct and indirect interests of those persons may be obtained by reading the proxy statement/prospectus regarding the proposed transactions.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This press release contains forward-looking statements within the meaning of federal securities regulations. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “continue” and other similar terms and phrases, including references to assumption and forecasts of future results. Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results to differ materially from those anticipated at the time the forward-looking statements are made. These risks include, but are not limited to: national and local economic and business conditions, including the potential for terrorist attacks, that will affect occupancy rates at our hotels and the demand for hotel products and services; operating risks associated with the hotel business; risks associated with the level of our indebtedness and our ability to meet covenants in our debt agreements; relationships with property managers; our ability to maintain our properties in a first-class manner, including meeting capital expenditure requirements; our ability to compete effectively in areas such as access, location, quality of accommodations and room rate structures; changes in travel patterns, taxes and government regulations which influence or determine wages, prices, construction procedures and costs; our ability to complete pending acquisitions and dispositions; and our ability to continue to satisfy complex rules in order for us to qualify as a Real Estate Investment Trust for federal income tax purposes and other risks and uncertainties associated with our business described in the Company’s filings with the Securities and Exchange Commission. The completion of the transaction with Starwood (either in whole or in part relating to the acquisition of certain hotels) is subject to numerous closing conditions and there can be no assurances that the transactions as a whole, or portions of it, will be completed. These closing conditions include, but are not limited to: the Company receiving approval from its stockholders to issue shares to Starwood’s Class B holders, obtaining various lender consents and regulatory approvals, the accuracy of representations and warranties and compliance with covenants, the absence of material events or conditions, and other customary closing conditions. Our expectations as to the financial consequences of the acquisition may be affected by the risks noted above and factors unique to acquisitions, including the timing and successful integration of these hotels into our portfolio and the number and location of the hotels we ultimately acquire with the acquisition. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that the expectations will be attained or that any deviation will not be material. All information in this release is as of April 5, 2006, and the Company undertakes no obligation to update any forward-looking statement to conform the statement to actual results or changes in the Company’s expectations.

(*)	This press release contains registered trademarks that are the exclusive property of their respective owners. None of the owners of these trademarks has any responsibility or liability for any information contained in this press release.

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